UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13-E3/A


RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP

(Name of the Issuer)

DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP
JEFFREY L. KEIERLEBER

(Name of Persons Filing Statement)
Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Mr. Michael Sweet
Decade Companies Income Properties
N19 W24130 Riverwood Dr., Suite 100
Waukesha, WI 53188
(262) 522-8990

Copy to:
Conrad G. Goodkind, Esq.
Walter J. Skipper, Esq.
Quarles & Brady LLP
411 East Wisconsin Ave.
Milwaukee, WI 53202
(414) 277-5000

(Name, Address, and Telephone Numbers of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing
Statement)

This statement is filed in connection with (check the appropriate box):

          [     ]   The filing of solicitation materials or an information
          statement subject to Regulation (Section Section 240.14a-1 through 240.14b-2), Regulation 14C (Section Section 240.14c-1 through 240.14c-
          101) or 13e-3(c) (Section 240.13e-3(c)) under the Securities
          Exchange Act of 1934 ("the Act").

          [     ]   The filing of a registration statement under the
          Securities Act of 1933.

          [ X ]     A tender offer.

          [     ]   None of the above.

Check the following box if the soliciting materials or
information statement referred to in checking box (a) are
preliminary copies:  [    ]

Check the following box if the filing is a final amendment
reporting the results of the transaction:  [   ]

SCHEDULE 13E-3

This Amendment No. 2 to Schedule 13E-3 amends the Schedule 13E-3 originally filed by Decade Companies Income Properties - A Limited Partnership, a limited partnership organized in the State of Wisconsin (the "Partnership") and Jeffrey L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber"). (Keierleber and the Partnership are collectively referred to as "Offerors".) This Amendment No. 2 to Schedule 13E-3 relates to the tender offer by the Partnership and Keierleber to purchase, in aggregate, up to 3,500 Limited Partnership Interests (the "Interests"), at a price of $910.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2003 (the "Offer to Purchase") and in the related Letter of Acceptance (which together constitute the "Offer"). The Offerors agree to be individually responsible for the Offer. A supplemental letter dated August 13, 2003, which extends the Offer, proration period, and period for exercising withdrawal rights ("Supplemental Letter"), will be sent to all Limited Partners of the Partnership. The Supplemental Letter is filed as an exhibit to this Amendment No. 2 to Schedule 13E-3. The Offerors are concurrently filing with this amended Schedule 13E-3 an amended Schedule TO.

The Offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, as amended or supplemented by Amendment No. 1 and Amendment No. 2 thereto. Except as amended hereby, the Schedule 13E-3 filed by the Partnership and Keierleber on July 16, 2003 remains in effect.

The Schedule 13E-3 is hereby supplemented and amended as follows:

Item 4.  Terms of the Transaction

The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer," The Offer-Introduction-Background," "The Offer-Introduction-Post Offer Plans," "The Offer-Introduction-Determination of the Purchase Price," "The Offer-Introduction-Interests of Certain Persons in the Offer," "The Offer-Introduction-Certain Effects of the Offer," "The Offer-Risk Factors," "The Offer-Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights," "The Offer-Certain Federal Income Tax Consequences," "The Offer-Number of Interests; Expiration Date; Extension of the Offer," "The Offer-Procedure for Tendering Interests," "The Offer-Withdrawal Rights," "The Offer-Payment of the Purchase Price," "The Offer-Certain Conditions of the Offer" and "The Offer-Extension of Tender Period; Termination; Amendments"is hereby amended by the information contained in the Supplemental Letter, which is incorporated herein by reference.

Furthermore, the Offerors want to make clear that while the Offer is being made separately, each of the Partnership and Mr.
Keierleber agree to be individually liable for the Offer.

Finally, the Offerors want to make clear that they believe deregistering the Interests under the Securities Exchange Act and avoiding many of the provisions of the Sarbanes-Oxley Act is expected to reduce administrative costs. The Partnership estimates that complying with the Sarbanes-Oxley Act will increase legal, accounting, printing, and other professional expenses by $100,000 a year and that such increase may be avoided by deregistering the Interests.

Item 16.  Exhibits

(a)(1)(A) Supplemental Letter to Limited Partners Dated August
13, 2003.
(a)(1)(B) Transmittal Letter to Limited Partners Dated August 8,
2003.
                           SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        DECADE COMPANIES,
                        GENERAL PARTNER,
                        DECADE COMPANIES INCOME
                        PROPERTIES

                        /s/ Jeffrey L. Keierleber
                        Jeffrey L. Keierleber,
                        General Partner,
                        Decade Companies

                        /s/ Jeffrey L. Keierleber
                        Jeffrey L. Keierleber

Date: August 13, 2003

Decade Companies Income Properties A Limited Partnership
Supplemental Letter to All Limited Partners

DECADE COMPANIES LETTERHEAD

August 13, 2003

         RE:      Decade Companies Income Properties

Dear Limited Partner:

As you know, Decade Companies Income Properties A Limited Partnership (the "Partnership") and Jeffrey Keierleber, pursuant to the terms and subject to the conditions contained in the Offer to Purchase dated July 15, 2003, and related Letter of Transmittal and all the amendments and exhibits thereto, have made an offer to purchase in the aggregate up to 3,500 Interests of the Partnership at a purchase price of $910.00 per Interest (the "Offer"). The Partnership and Mr. Keierleber have now extended the Offer. The Offer, proration period, and withdrawal rights set forth in the Offer to Purchase and related documents will now expire at 12:00 midnight, Milwaukee time, on Friday, August 29, 2003, unless further extended by the Partnership or Mr. Keierleber.

The Partnership and Mr. Keierleber decided to extend the Offer because they want to provide additional time for the limited partners to review the terms and conditions of the Offer and to provide all limited partners who wish to do so the opportunity to tender their Interests pursuant to the Offer. In addition, the Offer has been extended because while the Partnership has met its goal, as further described and set forth in the Offer to Purchase and related documents, to reduce the number of limited partners of the Partnership to fewer than 300, it still wanted to allow limited partners additional time. As of 9:00 a.m., August 13, 2003, 130 Limited Partners have tendered 1,207.05 Interests.

Furthermore, the Offerors want to make clear that while the Offer is being made separately, each of the Partnership and Mr.
Keierleber agree to be individually liable for the Offer.

Finally, the Offerors want to make clear that they believe deregistering the Interests under the Securities Exchange Act and avoiding many of the provisions of the Sarbanes-Oxley Act is expected to reduce administrative costs. The Partnership estimates that complying with the Sarbanes-Oxley Act will increase legal, accounting, printing, and other professional expenses by $100,000 a year and that such increase may be avoided by deregistering the Interests. The Partnership will still have an annual audit and will update limited partners on its results.

Neither the Partnership nor Mr. Keierleber make any recommendation as to whether any limited partner should tender or refrain from tendering Partnership Interests pursuant to the Offer. All limited partners are urged to review carefully the terms of the Offer, which are set forth in the Offer to Purchase and all amendments and exhibits thereto (including the Amendment No. 1 sent on August 8,
2003) and this letter. If you have any questions, you may contact Michael G. Sweet at Decade Companies Income Properties A Limited Partnership, N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188, or by telephone at (262) 522-8900.

Very truly yours,

/s/ Michael Sweet
Michael Sweet
Partnership Manager


DECADE COMPANIES LETTERHEAD

August 8, 2003

         Re:      Decade Companies Income Properties
         Offer to Purchase Limited Partnership Interests
         Amendment No. 1

Dear Investor:

Enclosed with this letter is Amendment No. 1 to the Offer to purchase your Interests for cash consideration of $910 per Interest. The Amendment includes important information that you should consider.

The Offer to Purchase your Interests expires at 12:00 midnight, Milwaukee, Wisconsin time of Wednesday, August 13, 2003 (unless otherwise extended by the Offerors). If you have not already accepted the Offer, and wish to do so, you must sign and timely return the Letter of Acceptance that was included with the Offer to Purchase.

If desired, our fax machine (262-522-8999) will be available to receive your Letter of Acceptance after office hours through 12:00 midnight, Milwaukee, Wisconsin time on Wednesday, August 13, 2003.

If you have already returned the Letter of Acceptance, no further action is required on your part. As noted in the Amendment, the Offerors intend to promptly pay for all Interests tendered in the Offer upon the Expiration Date.

The results of the Offer through August 8, 2003 were as follows:

                          Number of    Number of
                          Interests    Partners
Limited Partners
Tendering                   886.06       81
Not tendering or
 no response              2,681.13       337
         Subtotal  3,567.19       418
Owned directly and
beneficially by
                        Mr. Keierleber           6,694.32         4
         Total    10,261.51       422

If you need another copy of the Offer to Purchase or the Letter of Acceptance, please call me at (262) 522-8990.

Very truly yours,

/s/ Michael Sweet
Michael Sweet, Partnership Manager
MS/Enclosure


CORRESPONDENCE

Letterhead of Quarles & Brady

August 13, 2003


VIA TELECOPY AND EDGAR
Julia Griffith, Esq.
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

Re:            Decade Companies Income Properties   A
               Limited Partnership
               Schedule TO-I
               Schedule 13E-3
               Amendment No. 1
               File No. 005-47179
               Filed August 8, 2003

Dear Ms. Griffith:

         This letter in written in response to your letter dated August
12, 2003.

         Each of the comments is addressed in the order you presented.

Schedule TO

         1. We note your response to comment number one. Please revise your document to clarify that, since Mr. Keierleber and DCIP are both filing persons for purposes of Schedule TO and Schedule 13E-3, they are individually liable for the offer.

         Response 1: In accordance with our discussion, we have added to the Schedule TO, the Schedule 13E-3 and the letter being sent to all limited partners the fact that each Offeror is individually liable for the Offer.

         2. We note your response to comment nine, and we are aware of the GAO reports you reference in your response. However, your reference to the aggregate expected cost to all registered corporations does not support your assertion that the costs for the limited partnership will increase materially. Please revise.

         Response 2: In accordance with our discussion, we have also noted that and attempted to quantify the costs. We have added this to the Schedule TO, the Schedule 13E-3, and also to the letter being sent to all limited partners.

         Very truly yours,

         QUARLES & BRADY LLP
         /s/ Walter J. Skipper
         Walter J. Skipper

WJS:cls
Enclosures
cc:      Mr. Michael G. Sweet